April 24, 2012

By EDGAR

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         AllianceBernstein Holding L.P. and AllianceBernstein L.P.
Forms 10-K for the year ended December 31, 2011
File Nos. 1-9818 and 0-29961

Dear Mr. Cash:

We are responding to your comment letter dated April 11, 2012 regarding the Forms 10-K filed February 10, 2012 by AllianceBernstein Holding L.P. (“Holding”) and AllianceBernstein L.P. (“AllianceBernstein”).  The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your comment and set forth our response directly below the comment.

Form 10-K for the year ended December 31, 2011

Critical Accounting Estimates – Goodwill, page 57

1.
We note your disclosure on page 20, which indicates your results of operations could be adversely affected as a result of goodwill impairments.  We also note that your largest equity services continue to underperform in the current economic environment.  Please identify and provide the following disclosures in future filings:

•	The percentage by which fair value exceeds carrying value as of the most recent step-one test.
•
Describe and disclose the actual assumptions used in your estimated fair value determinations, including your discount rate, revenue and income growth rates, terminal value growth rate, and any other key growth rates and assumptions used in your analysis.

•	A discussion of any uncertainties associated with each of your key assumptions.
•	A discussion of whether the assumptions and methodologies used in the current year have changed since the prior year, highlighting the impact of any changes.

Response:

We test our goodwill annually, as of September 30th, for impairment, and more frequently if facts and circumstances suggest possible impairment.  We initially compare the fair value of our reporting unit (in our case AllianceBernstein L.P., a non-public entity, is the reporting unit) with our carrying value, including goodwill.  The price of a publicly-traded AllianceBernstein Holding Unit (“Holding Unit”) serves as a reasonable starting point for valuing an AllianceBernstein Unit because each represents the same fractional interest in our underlying business.  Using a market participant approach, we compare our carrying value per unit to the quoted Holding Unit price (deemed to approximate fair value) as of the test date.  In instances when the Holding Unit price is below our carrying value per unit, we estimate fair value using additional market approach methodologies such as adding a control premium to our quoted Holding Unit price (which reflects value that may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity) and multiples of earnings measures (due to the comparable operations and economic characteristics of the asset management industry).  As an additional resource, we also estimate fair value using a discounted cash flow valuation technique under the income approach.  We did not specifically weight, or assign probabilities to the results under the different approaches to arrive at an estimated fair value given both approaches indicated that further analysis was not warranted.  However, were we to weight the approaches, we would give more emphasis to the market approach results which we believe better approximate the price that would be received for selling the reporting unit as a whole in an orderly transaction between market participants at the measurement date.

We have provided you below the current draft of the “Critical Accounting Estimates – Goodwill” disclosure to be included in our First Quarter 2012 Forms 10-Q.  We have incorporated disclosures in response to your comments.  In reaching our conclusion, we considered the key assumption to be the control premium applied under the market approach.  Given that a control premium of 10% was sufficient under this approach for fair value to exceed carrying value, all other assumptions and approaches were considered with this in mind.  Considering this, we have not disclosed our revenue and income growth rate assumptions from our business plan that we used in our discounted cash flow model in our disclosure.  We believe that these assumptions, which were not key to our conclusion, constitute sensitive and confidential information that should not be disclosed to the public and, in particular, to our competitors.

The current draft disclosure of “Critical Accounting Estimates – Goodwill” to be included in our First Quarter 2012 Forms 10-Q to be filed on or about May 2, 2012 is as follows:

As of March 31, 2012, goodwill of $3.0 billion on the condensed consolidated statement of financial condition included $2.8 billion as a result of the Bernstein Transaction and $154 million in regard to various smaller acquisitions. We have determined that AllianceBernstein has only one reporting segment and reporting unit.

We test our goodwill annually, as of September 30, for impairment. As of September 30, 2011, the impairment test indicated that goodwill was not impaired. The carrying value of goodwill is also reviewed if facts and circumstances occur that suggest possible impairment, such as significant declines in assets under management, revenues, earnings or the price of a Holding Unit. During the fourth quarter of 2011, the Holding Unit price was below our December 31, 2011 book value per unit for most of the quarter. As a result, we re-performed step one of the goodwill impairment test as of December 31, 2011.

The impairment analysis is a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of AllianceBernstein, the reporting unit, with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not impaired and the second step of the impairment test is not performed. However, if the carrying value of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit to the aggregated fair values of its individual assets and liabilities to determine the amount of impairment, if any.

During the fourth quarter of 2011, AllianceBernstein estimated its fair value under both the market approach and income approach. The types of assumptions and methodologies used under both approaches are consistent with those used in impairment tests performed in prior years. Under the market approach, the fair value of the reporting unit was based on its unadjusted market valuation (AllianceBernstein Units outstanding multiplied by the price of a Holding Unit) and adjusted market valuations assuming a control premium and earnings multiples. The price of a publicly-traded AllianceBernstein Holding Unit serves as a reasonable starting point for valuing an AllianceBernstein Unit because each represents the same fractional interest in our underlying business. On an unadjusted basis, AllianceBernstein’s fair value per unit as of December 31, 2011 was $13.08 (the price of a Holding Unit as of that date) as compared to its carrying value, or book value, of $14.33 per unit. Also under the market approach, we assumed a control premium of 20% for the reporting unit, which was determined based on an analysis of control premiums for relevant recent acquisitions, as well as comparable industry earnings multiples applied to our current earnings forecast. A control premium of 10% was sufficient for fair value to exceed carrying value. Under the income approach, the fair value of the reporting unit was based on the present value of estimated future cash flows. Determining estimated fair value using a discounted cash flow valuation technique consists of applying business growth rate assumptions over the estimated life of the goodwill asset and then discounting the resulting expected cash flows using an estimated weighted average cost of capital of market participants to arrive at a present value amount that approximates fair value. In our tests, our discounted expected cash flow model used management’s current four-year business plan, which factored in current market conditions and all material events that had impacted, or that we believed at the time could potentially impact, future expected cash flows and a declining annual growth rate thereafter for four years before using a terminal value growth rate. We ran multiple discounted cash flow analyses under several scenarios. We used a weighted average cost of equity ranging from 7% to 10% as the discount rate.  We use a cost of equity rate, as opposed to a cost of capital, due to using net income in our expected cash flow model (as a result of generally distributing 100% of our earnings).  The cost of debt is already factored into the net income projections. We used terminal value growth rates ranging from 2% to 4%, and we used our business plan growth rates as a base case and at stressed levels approximately 50% lower, as a result of current economic uncertainty and market dynamics.

Management considered the results of the market approach and income approach analysis performed along with a number of other factors (including current market conditions) and determined that AllianceBernstein’s fair value exceeded its carrying value as of December 31, 2011 by 10% using the market approach, and by more than 10% using the income approach (using the most stressed scenarios). As such, no goodwill impairment existed and the second step of the goodwill impairment test was not required.

During the first quarter of 2012, Holding’s Unit price improved, increasing 19.3% from $13.08 as of December 31, 2011 to $15.61 as of March 31, 2012.  AllianceBernstein’s carrying value, or book value, as of March 31, 2012 was $14.75 per unit.  There were no facts and circumstances occurring during the first quarter of 2012 suggesting possible impairment.

As a result of increased economic uncertainty and current market dynamics, determining whether an impairment of the goodwill asset exists is increasingly difficult and requires management to exercise significant judgment. In addition, to the extent that securities valuations are depressed for prolonged periods of time and market conditions stagnate or worsen as a result of global debt fears and the threat of another financial crisis, or if we continue to experience significant net redemptions, our assets under management, revenues, profitability and unit price may continue to be adversely affected. Although the price of a Holding Unit is just one factor in the calculation of fair value, if current Holding Unit price levels decline further, reaching the conclusion that fair value exceeds carrying value will, over time, become more difficult. In addition, control premiums, industry earnings multiples and discount rates are impacted by economic and market conditions. As a result, subsequent impairment tests may be more frequent and be based upon more negative assumptions and future cash flow projections, which may result in an impairment of this asset. Any impairment could reduce materially the recorded amount of goodwill with a corresponding charge to our earnings.

*               *               *               *

Each of Holding and AllianceBernstein acknowledge that:

•	Holding and AllianceBernstein are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Holding and AllianceBernstein may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (914) 993-2525.

Sincerely,

/s/ Edward J. Farrell
Edward J. Farrell
Chief Accounting Officer, Controller and Interim Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.